FSP 303 East Wacker Drive Corp.
401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880

July 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Karen J. Garnett, Assistant Director
Mail Stop 4561

Re:	FSP 303 East Wacker Drive Corp.
Amendment No. 2 to Registration Statement on Form 10
Filed June 20, 2008
File No. 000-53165

Dear Ms. Garnett:

FSP 303 East Wacker Drive Corp. (“we” or the “Company”) has set forth below its response to the comment on the Company’s second amendment to the Registration Statement on Form 10 (the “Registration Statement”) provided by you to Mr. George J. Carter in a letter dated July 1, 2008 (the “Letter”).  The response is keyed to the numbering of the comment in the Letter and to the heading used in the Letter.

Comment

General

1.
We note in your response to our prior comment 1 that Franklin Street Properties accounts for its investment in the Company using the equity method.  Notwithstanding your conclusion that you meet the definition of a smaller reporting company under Rule 12b-2, please explain to us how Franklin Street Properties considered EITF 96-16 in its assessment of whether the rights of the preferred stockholders, other than Franklin Street Properties’ and its affiliates’, overcome the presumption of consolidation by Franklin Street Properties.

Response

Franklin Street Properties Corp. (“FSP”) has advised the Company that it gave consideration to Issue No. 96-16 promulgated by the Emerging Issues Task Force (“EITF 96-16”), as well as other accounting principles and interpretations, in determining to account for its investment in the Company using the equity method of accounting.  FSP’s consideration of, and analysis of its investment in accordance with, EITF 96-16 is set forth below.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
July 15, 2008

FSP respectfully disagrees with the assumption in the Letter that a presumption of consolidation applies to FSP’s interest in the Company.  FASB Statement No. 94, “Consolidation of All Majority-Owned Subsidiaries” (“Statement 94”) states that consolidation is appropriate when one entity has a controlling financial interest in another entity and that the usual condition for a controlling financial interest is ownership of a majority voting interest.

In the case of the Company, the sole share of Common Stock that is held by FSP has negligible economic value (and constitutes less than 0.05% of the shares of Common Stock and Preferred Stock voting together as a single class), and the shares of Preferred Stock held by FSP do not constitute a majority of the shares of Preferred Stock.  While it is true that FSP’s ownership of the share of Common Stock currently gives it the right to elect the Company’s board of directors, a majority of the holders of Preferred Stock may abrogate that right at any time by removing one or more directors and thereafter electing all of the directors.  In addition, FSP has entered into a voting agreement with the Company pursuant to which it is obligated to vote its shares of Preferred Stock for or against any matter presented to stockholders in the same proportion that the other holders of Preferred Stock vote.  The effect of this is that FSP has ceded the voting control of the Company to the other holders of Preferred Stock whenever they wish to exercise that right.  Accordingly, FSP concluded that under Statement 94 consolidation is not appropriate.

Having reached the conclusion that it was not a “majority shareholder” and not subject to a presumption of consolidation, FSP nevertheless proceeded to conduct an analysis pursuant to EITF 96-16.  For purposes of this analysis, FSP considered the holders of Preferred Stock in the Company to be “minority shareholders”, although the holders of Preferred Stock that are not affiliated with FSP hold approximately 56.3% of the outstanding shares of Preferred Stock.  If FSP were to be considered the “majority shareholder” for purposes of EITF 96-16, it would be by virtue of FSP’s current right, as the sole holder of Common Stock in the Company, to elect the board of directors of the Company.  As discussed above, however, a majority of the holders of Preferred Stock may at any time abrogate this right of the putative “majority shareholder”.

EITF 96-16 states that the framework in which the analysis of whether the presumption of consolidation should be overcome is based on whether the rights of the minority shareholders provide for them to effectively participate in significant decisions that would be expected to be made in the ordinary course of the business.  EITF 96-16 distinguishes between minority rights that are merely protective and those rights that allow the minority shareholders to participate in determining certain financial and operating decisions made in the ordinary course of business, which the Task Force calls participating rights.  EITF 96-16 provides as examples of what would constitute participating rights and, hence, would overcome the presumption of consolidation, the following:

(1)           Selecting, terminating and setting the compensation of management responsible for implementing the investee’s policies and procedures.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
July 15, 2008

(2)           Establishing operating and capital decisions of the investee, including budgets, in the ordinary course of business.

Section 141(a) of the Delaware General Corporation Law provides that the “business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors”.  Section B(3)(d) of Article Fourth of the Company’s Certificate of Incorporation provides that the holders of more than 50% of the outstanding shares of Preferred Stock may, at any time, remove without cause one or more members of the Company’s board of directors and replace them with a person or persons designated by those holders.  After the holders of Preferred Stock exercise this right to remove one or more directors, the holders of Preferred Stock, voting together with the one share of Common Stock as a single class, will have the right to elect the board of directors at each meeting of stockholders held to elect directors.  Because there are 2,210 shares of Preferred Stock outstanding and only one share of Common Stock outstanding and because the holders of Preferred Stock that are not affiliated with FSP own approximately 56.3% of the outstanding shares of Preferred Stock, such unaffiliated holders own a majority of the shares of Preferred Stock and Common Stock, voting together as a single class.  In addition, FSP has entered into a voting agreement pursuant to which it is bound to vote its shares of Preferred Stock with respect to any matter put to the vote of the holders of Preferred Stock in the same proportion as the holders of shares of Preferred Stock, other than FSP and its affiliates, vote for and against such matter.

FSP believes that the most fundamental participating right that shareholders have is the right to remove and elect directors.  The Company’s board of directors has the power to take all of the actions set forth in clauses (1) and (2) set forth above, including terminating any officers of the Company and terminating, upon 30 days’ notice, the management agreement between the Company and FSP.  Because the non-FSP shareholders hold a majority of the shares of Preferred Stock and because the voting agreement obligates FSP to vote its shares in the same proportion as the other holders of Preferred Stock do, FSP believes that the rights of the non-FSP shareholders are not illusory but represent a real right to take the preeminent action available to shareholders, the election of directors.

EITF 96-16 sets forth six factors that should be considered in evaluating whether minority rights that appear to be participating are in fact substantive rights.  Set forth below is FSP’s analysis of each of these six factors:

1.           Size of Ownership.  The Task Force stated that consideration should be given to situations where the minority shareholders have a “small economic interest”.  In this case, the non-FSP shareholders in fact have the right to a majority of any distributions made by the Company, as they own approximately 56.3% of the shares of Preferred Stock.  This ownership interest can in no manner be characterized as “small”, as it represents an investment of approximately $124.4 million.  Accordingly, analyzing this factor in light of the substantial economic interest held by the non-FSP shareholders would indicate that the rights held by such shareholders are substantive and participating.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
July 15, 2008

2.           Corporate Governance.  EITF 96-16 directs that consideration be given to the level at which decisions are made and the rights at each level.  As noted above, the ownership by the non-FSP shareholders of a majority of the outstanding shares of Preferred Stock gives the “minority” control over decisions that the shareholders are empowered to make.  This control is enhanced by the provisions of the voting agreement described above, which give a majority of the “minority” control over such decisions.  In addition to these rights, however, and more important for this analysis, the non-FSP shareholders have the right to remove or replace the entire board of directors of the Company at any time.  The provisions of the voting agreement again give a majority of the “minority” the ability to control the election of directors.  The result is that at both levels to which EITF 96-16 directs our attention, the shareholder level and the board of directors level, the non-FSP shareholders have the right to exercise control, directly at the shareholder level and indirectly at the board level through their ability to remove and replace, and thenceforth elect, the directors.

3.           Relationships Between the Majority and Minority Shareholders.  EITF 96-16 states that relationships between majority and minority shareholders that are of a related-party nature should be considered in determining whether the participating rights of the minority shareholders are substantive.  In the case of the Company, two executive officers of FSP beneficially own in the aggregate a three-quarters share of Preferred Stock out of 1,244.25 shares of Preferred Stock not owned by FSP.  The remaining 1,243.5 shares of Preferred Stock are owned by persons unaffiliated with FSP.  The lack of a related-party relationship between FSP and the non-FSP shareholders supports the analysis that the rights of the non-FSP shareholders should overcome the presumption of consolidation.

4.           Rights with Respect to Operating or Capital Decisions that are not Significant.  The Task Force concluded that minority rights related to items that are not considered significant for directing and carrying out the activities of the investee’s business are not substantive participating rights.  In case of the Company, the non-FSP shareholders have the most fundamental of all rights: the right to remove and replace, and thenceforth elect, the directors of the Company.

In addition to this right, the affirmative vote of a majority of the holders of Preferred Stock is required for a number of decisions that are significant for carrying on the Company’s business:  amending or repealing the Certificate of Incorporation, merging or consolidating into or with any other entity, selling all or substantially all of the Company’s assets or authorizing or issuing any new class or classes or series of capital stock or increasing the number of authorized shares of any existing class or series of capital stock.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
July 15, 2008

5.           Remoteness of Event or Transaction.  EITF 96-16 states that certain rights providing for the participation of minority shareholders in significant decisions should not overcome the presumption that the majority shareholder should consolidate if it is “remote” that the event or transaction that requires minority approval will occur.  In citing this factor, the Task Force seems to have in mind approval rights that would be dependent upon the occurrence of an event or transaction that was outside the control of the minority shareholders, thus rendering the likelihood of exercising the approval right potentially remote.  In the case of the Company, however, the non-FSP shareholders may, of their own volition, exercise their rights to remove and replace members of the board of directors at any time.  The decision of whether to exercise such rights rests entirely within the control of the non-FSP shareholders and is not dependent on the occurrence of external events.  FSP believes that no right could be less “remote” within the meaning of EITF 96-16 than a right that the holders have the unfettered power to exercise at any time.

In addition, the other matters with respect to which the Preferred Shareholders have the right to vote (i.e., merger, sale, amendment to the charter, issuance of new stock) are transactions that companies certainly engage in, and the likelihood of their occurrence cannot be characterized as “slight”.

6.           Contractual Right to Acquire Minority Interest.  The Task Force cites a contractual right to buy out the interest of a minority shareholder for fair value or less as a factor to consider when determining if the participating rights of the minority shareholders are substantive.  In the case of the Company, FSP has no contractual right to buy out the interest of any of the non-FSP shareholders.  Accordingly, consideration of this factor does not cause FSP to question its decision not to consolidate its interest in the Company.

FSP has advised us that it has carefully considered each of the six factors set forth above and concluded that each of the six supports FSP’s decision to account for its investment in the Company using the equity method and not to consolidate.  FSP has advised us that while it does not believe EITF 96-16 is applicable to FSP’s investment in the Company, FSP believes that, if it were applicable, EITF 96-16 would support FSP’s accounting treatment of its investment in the Company.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
July 15, 2008

Please telephone the undersigned at (781) 557-1303 with any questions or comments concerning this response.

Very truly yours,

/s/ Scott H. Carter, Esq.

Scott H. Carter, Esq.
Assistant Secretary of the Company and General Counsel of FSP

cc:	Kristina Aberg, Esq.
Mr. George J. Carter
Ms. Barbara J. Fournier
Mr. John G. Demeritt, CFO, FSP
Mr. Andrew J. Klouse, VP, Finance, FSP
Mr. David McKay, Partner, Ernst & Young
Mr. Sanjay Aggarwal, Senior Manager, Ernst & Young
Kenneth A. Hoxsie, Esq., Partner, WilmerHale
James R. Burke, Esq., Partner, WilmerHale